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                             December 1, 2020

       Tong Chen
       Chief Executive Officer
       Primavera Capital Acquisition Corp.
       41/F Gloucester Tower
       15 Queen   s Road Central
       Hong Kong

                                                        Re: Primavera Capital
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
16, 2020
                                                            CIK No. 0001818787

       Dear Mr. Chen:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       General

   1. Please describe clearly the terms of issuance of the 2,000,000 shares in September 2020 including to whom they
were issued and any conditions relating to their issuance, such as being in contemplation
of one or more forward purchase agreements or backstop
                                                        arrangements. Also,
clarify your statement that these securities "will be forfeited in connection with the
closing of this offering to the extent we do not do so." Revise the disclosure throughout
your prospectus to reflect this issuance, as applicable. If your founder shares would
represent more than 20% of the outstanding shares after this offering please state
that clearly. We may have further comment.
 Tong Chen
Primavera Capital Acquisition Corp.
December 1, 2020
Page 2

      You may contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-
3457 with any questions.



                                                       Sincerely,
FirstName LastNameTong Chen
                                                       Division of Corporation
Finance
Comapany NamePrimavera Capital Acquisition Corp.
                                                       Office of Real Estate &
Construction
December 1, 2020 Page 2
cc:       Deanna L. Kirkpatrick, Esq.
FirstName LastName